John J. Zak
Partner
Direct Dial: 716.848.1253
Direct Facsimile: 716.819.4617
jzak@hodgsonruss.com
October 10, 2006
VIA FACSIMILE TO (202) 772-9368
Matt Franker, Esq.
U.S. Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 7010
Washington, DC 20549-7010
Dear Mr. Franker:

Re:	Rent-Way, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed September 25, 2006
File No. 000-22026

          On behalf of our client, Rent-Way, Inc., this letter responds to the comments received by Rent-Way from the staff of the Securities and Exchange Commission (the “Commission”) by letter dated October 5, 2006, relating to the above-referenced preliminary proxy statement. The numbering of the paragraphs below corresponds to the numbering of the comments, which for your convenience, we have set out in this response letter.
Opinion of the Financial Advisor, page 21
Selected Precedent Transaction Analysis, page 23
          1. We note your response to comment 15 of our letter dated September 19, 2006, regarding the selection of transactions for the comparable specialty retail acquisition analysis. Please address the factors MCF “considered relevant” in selecting specialty retail mergers with transaction values between $250 million and $1 billion.
          Response: We have added disclosure to address this comment. See the proposed changes shown on page 24 of Amendment No. 1 faxed herewith.
Discounted Cash Flow Analysis, page 24
          2. The new disclosure in this section relating to the discount rate that MCF used seems to say that MCF increased the discount used in its analysis from the company’s actual cost of capital to the cost of capital that MCF, in its experience, would expect to find with a company such as Rent-Way. It also appears that the effect of a higher assumed cost of capital is a lower implied share value. If true, please disclose this and explain that if Rent-Way’s actual

Matt Franker, Esq.
October 10, 2006

(lower) cost of capital had been used, the implied range of values for its shares would have been higher.
          Response: We have added disclosure to address this comment. See the proposed changes shown on page 25 of Amendment No. 1 faxed herewith.
          3. We note the disclosure you have added in response to prior comment 22. The separate statement that shareholders “should not rely on the representations and warranties contained in the merger agreement as statements of factual information” still implies that the information is not public disclosure for purposes of the federal securities laws notwithstanding the subsequent sentence. Please delete this sentence or revise it to remove this implication.
          Response: We have deleted the referenced sentence. See the proposed change shown on page 35 of Amendment No. 1 faxed herewith.
          We propose to reflect the changes faxed herewith in the definitive Schedule 14A that we will be filing this week. Please let me know if following your review of these responses we are cleared to proceed.

Sincerely,
/s/ John J. Zak
John J. Zak

JJZ/mah
cc:	William S. Short
John A. Lombardi
— Rent-Way, Inc.